Clifton Star Resources Inc.

Notice of Annual and Special

Meeting of Shareholders and

Management Proxy Circular

Clifton Star Resources Inc. Annual and Special Meeting of the holders of common shares will be held on Monday, December 5, 2011 at 9:00 a.m. (Vancouver Time) in the Computershare Boardroom located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia.

Shareholders may exercise their rights by attending the Meeting or by completing a Form of Proxy.

YOUR VOTE AS A SHAREHOLDER IS IMPORTANT

TABLE OF CONTENTS

NOTICE OF ANNUAL AND SPECIAL MEETING

3

MANAGEMENT PROXY CIRCULAR

4

SOLICITATION OF PROXIES

4

INFORMATION REGARDING THE VOTING OF SHARES

4

REGISTERED SHAREHOLDERS

4

Voting by Proxy

4

Appointment of Proxy

4

Revocability of Proxy

4

NON-REGISTERED SHAREHOLDERS

5

VOTING SECURITIES

5

PRINCIPAL HOLDER OF VOTING SECURITIES

5

FINANCIAL STATEMENTS

5

ELECTION OF DIRECTORS

6

APPOINTMENT OF AUDITORS

7

AMENDMENT OF THE CORPORATION’S ARTICLES OF INCORPORATION TO CHANGE REGISTERED OFFICE

8

OTHER BUSINESS

8

DIRECTORS COMPENSATION

8

Retainer and Attendance Fees

8

Directors Outstanding Share-based Awards and Option-Based Awards at the End of the Fiscal Year

10

Directors Incentive Plans Awards – Value Vested or Earned during the Year

 10

EXECUTIVE COMPENSATION

 11

SUMMARY COMPENSATION TABLE

 11

Outstanding Share-based Awards and Option-based Awards at the End of the Fiscal Year

 11

Incentive Plan Awards – value Vested or Earned during the Year

 12

PENSION PLAN BENEFITS

 12

TERMINATION AND CHANGE OF CONTROL BENEFITS

 12

Compensation, Philosophy and Objectives

 13

Analysis of Elements

 13

AUDIT COMMITTEE

 16

Composition of the Audit Committee

 16

Relevant Education and Experience

 16

Audit Committee Oversight

 17

Reliance on Certain Exemptions

 17

Pre-Approval Policies and Procedures

 17

External Auditor Service Fees (By Category)

 17

Exemption

 18

CORPORATE GOVERNANCE DISCLOSURE

 18

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

 18

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

 18

PROPOSALS BY SHAREHOLDERS

 18

SCHEDULE “A”

19

SCHEDULE “B”

19

CLIFTON STAR RESOURCES INC.
NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE is hereby given that the Annual and Special Meeting (the “Meeting”) of the holders of common shares (the “Common Shares”) of CLIFTON STAR RESOURCES INC. (the “Corporation”) will be held on Monday, December 5, 2011 at 9:00 a.m. (Vancouver Time) in the Computershare Boardroom located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia for the following purposes:

1.

to receive the Corporation’s audited financial statements for the year ended June 30, 2011 and the related report of the auditors;

2.

to elect the Corporation’s directors;

3.

to consider and, if deemed advisable, pass, with or without variation, a special resolution (the “Registered Office Resolution”) to amend the Corporation’s articles of incorporation to change the province or territory in Canada where the registered office of the Corporation is to be situated from British Columbia to Québec; and

4.

to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Dated at Vancouver, British Columbia Canada this 4th day of November, 2011.

By order of the Board of Directors,

(s) Ross Glanville

Ross Glanville

Chairman of the Board of Directors

IMPORTANT

It is desirable that as many Common Shares as possible be represented at the Meeting. If you do not expect to attend, and would like your Common Shares represented, please sign the enclosed form of proxy and return it at your earliest convenience in the envelope provided, but before 9:00 a.m. (Vancouver Time) on December 1, 2011.

MANAGEMENT PROXY CIRCULAR

This management proxy circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Clifton Star Resources Inc. (the “Corporation”) for use at the Annual and Special Meeting of the shareholders (the “Shareholders”) of the Corporation to be held on December 5, 2011 (the “Meeting”) and at every adjournment thereof.

SOLICITATION OF PROXIES

The enclosed proxy is being solicited by the management of the Corporation. Solicitation will be primarily by mail but proxies may also be solicited by telephone, or personally by directors, officers or employees of the Corporation. The Corporation will bear all expenses in connection with the solicitation of proxies. In addition, the Corporation shall, upon request, reimburse brokerage firms and other custodians for their reasonable expenses in forwarding proxies and related material to beneficial owners of common shares (the “Common Shares”) of the Corporation.

INFORMATION REGARDING THE VOTING OF SHARES

Registered Shareholders

Voting by Proxy

Common Shares represented by properly executed proxies in favour of the persons designated in the enclosed form of proxy will be voted or withheld from voting on any ballot that may be called for and, if the Shareholder specifies a choice in respect of the matters to be voted upon, the Common Shares shall be voted or withheld from voting in accordance with the specification made by the Shareholder. If no specification is made, such Common Shares will be voted for the election of the directors specified in this Circular and for the appointment of the auditors named in this Circular and the fixing of their remuneration by the directors.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice relating to the Meeting and other matters which may properly come before the Meeting other than for the election of a director who would not be named in this Circular. At the date of this Circular, the management of the Corporation is not aware that any such amendments, variations, or other matters are to be presented for action at the Meeting.

Appointment of Proxy

The persons named in the enclosed form of proxy are executive officers or directors of the Corporation. A Shareholder has the right to appoint a person, who need not be a Shareholder of the Corporation, other than the persons designated in the accompanying form of proxy, to attend and act on his or her behalf at the Meeting. To exercise this right, a Shareholder may either cross out the names printed on the form of proxy and insert such other person’s name in the blank space provided in the accompanying form of proxy or complete another appropriate form of proxy.

Revocability of Proxy

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing and transmitted either to Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 or by fax to (604) 661-9401 (within Canada and the United States), no later than 9:00 p.m. (Vancouver Time) on Thursday, December 1, 2011 or at any time up to and including the last business day preceding the day of any adjournment of the Meeting at which the proxy is to be used, or to the Chairman or Secretary of such Meeting on the day of the Meeting or any adjournment thereof, or by any other manner permitted by law. Any proxy given by a Shareholder can also be revoked by the Shareholder if the Shareholder attends the Meeting in person and so requests.

Non-registered Shareholders

A non-registered shareholder is a Shareholder whose Common Shares are registered in the name of a representative such as a securities dealer, broker or other intermediary rather than in the Shareholder’s name.

Applicable securities laws and regulations require representatives of non-registered shareholders to seek the latters’ voting instructions in advance of the Meeting. Non-registered shareholders will receive from their representative a request for voting instructions for the number of Common Shares held on their behalf. The representative’s request for voting instructions will contain instructions relating to the signature and return of the document and these instructions should be carefully read and followed by nonregistered shareholders to ensure that their Common Shares are voted accordingly at the Meeting.

Non-registered shareholders who cannot attend the Meeting but who would like their Common Shares to be voted on their behalf by a proxyholder must therefore follow the voting instructions provided by their representative.

Non-registered shareholders who wish to vote their Common Shares in person at the Meeting must insert their own name in the space provided on the request for voting instructions form in order to appoint themselves as proxyholders, and follow the signature and return instructions provided by their representative.

If you have any question with respect to the foregoing or wish to receive an additional copy of the Circular or you need help to vote, we invite you to contact Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, by telephone to (604) 661-9452 or by fax to (604) 661-9401.

VOTING SECURITIES

As of October 26, 2011, 35,654,390 Common Shares of the Corporation were issued and outstanding. Holders of Common Shares of record at the close of business on October 31, 2011 (the “Record Date”) will be entitled to one vote for each such Common Share held by them except to the extent that a person has transferred any Common Shares after the Record Date and the transferee of such Common Shares establishes proper ownership of such Common Shares and demands, not later than 10 days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting.

PRINCIPAL HOLDER OF VOTING SECURITIES

To the knowledge of the directors and senior officers of the Corporation, the only Shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the Common Shares of the Corporation, is, as at October 26, 2011 the following:

Name	Number of Common Shares	Percentage of Outstanding Common Shares
Passport Capital, LLC	7,025,800	19.71%

FINANCIAL STATEMENTS

The financial statements of the Corporation for the financial year ended June 30, 2011 and the report of the auditors thereon will be submitted at the Meeting. These financial statements were sent to Shareholders who requested it with this Circular. The Corporation’s financial statements and related Management Discussion and Analysis for the year ended June 30, 2011 are available on SEDAR (www.sedar.com).

ELECTION OF DIRECTORS

The members of the Board are elected annually at each annual meeting of Shareholders to hold office until the next annual meeting unless, prior thereto, he or she resigns, or the office of such director becomes vacant by death, removal, or other cause. By resolution of the Board adopted on November 4, 2011, the precise number of directors has been proposed to be fixed at four. Therefore, a total of four nominees are being proposed as directors for election by the Shareholders at the Meeting. The following table sets out the names of said nominees for election, their present principal occupation, the years in which they became directors of the Corporation and the number of Common Shares of the Corporation owned, directly or indirectly, or controlled or directed by the nominees.

Unless such authority is withheld, the persons named in the enclosed form of proxy intend to vote at the Meeting FOR the election of these nominees.

Each of the nominees has provided the information as to the Common Shares of the Corporation he beneficially owns or over which he exercises control or direction, as at November 1, 2011. All nominees have served continuously as director of the Corporation since their appointment or first election in such capacity.

Name, Position and Province and Country of Residence	Principal Occupation During the Past Five Years	Director Since	No. of Shares Beneficially Owned or Controlled, Directly or Indirectly
PETER GUNDY(1)(2) Director Ontario, Canada	Co-proprietor of Veritprop Ltd. From 1992 to 2008, Mr. Gundy acted at various time either as President, Chief Executive Officer or Chairman of Neo Material Technologies Inc.	May 25, 2010	Nil
PHILIP NOLAN(1)(2)(3) Assistant-Secretary and Director Québec, Canada	Barrister and solicitor at Lavery, de Billy, L.L.P., a law firm.	August 19, 2008	358,100
ROSS GLANVILLE(1)(2)(3) Chairman of the Board and Director British Columbia, Canada	President of Ross Glanville & Associates; Professional Engineer; Mine Valuator.	January 27, 2010	Nil
MICHEL BOUCHARD(4) Québec, Canada	Vice-President, Exploration and Development at North American Palladium Ltd. President and Director at Cadiscor Resources Inc.	-	Nil

Notes:

(1)

Member of Audit Committee.

(2)

Member of the Nominating and Corporate Governance Committee.

(3)

Member of the Compensation Committee.

(4)

Michel Bouchard’s appointment as Director, President and Chief Executive Officer of the Corporation will start on November 7, 2011.

Michel Bouchard has been involved in the exploration, development and production aspects of the mining sector for over 30 years. Mr. Bouchard has been a director and senior officer of several public companies in the mining sector. He holds a BSc and MSc in Geology, as well as an MBA. He is credited with the co-discovery of the Bouchard-Hebert Mine in north western Quebec. He has held Senior Executive positions at Aiguebelle Resources, Audrey Resources, Lyon Lake Mines, SOQUEM, Cadiscor and McWatters Mines; and most recently held the position of Vice President, Exploration and Development for North American Palladium Inc. and President of NAP Quebec Inc.

To the Corporation's knowledge, except as disclosed hereinafter no proposed director is, at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company that, (i) while the proposed director was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (ii) after the proposed director ceased to act in that capacity but which resulted from an event that occurred while that person was acting in such capacity, was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days.

The British Columbia Securities Commission issued a cease trade order on July 22, 2011 in respect of all securities of the Corporation for failing to file certain technical reports, material change reports and news releases. The management of the Corporation is working diligently to have the current cease trade order revoked as soon as practical.

Mr. Bouchard was Vice President, Mining Development when McWatters Mines obtained a court order allowing it to put itself under the CCAA protection on February 14, 2001. On December 11, 2001, the Plan of Arrangement was filed with the Québec Superior Court. On January 23, 2002, creditors and shareholders voted in favour of the Plan of Arrangement and on January 28, 2002, the Québec Superior Court ratified it. Mr. Bouchard was named President on October 1, 2003 and resigned on August 13, 2004. He was a director from February 2004 until his resignation on August 13, 2004. On January 15, 2004, McWatters Mines announced that it intended to make a proposal to its creditors under the Bankruptcy and Insolvency Act. The proposal was accepted by the creditors on June 22, 2004. The court ratified it on July 9, 2004. During that period, a management cease trading order was issued on May 26, 2004, and a cease trading order was effective on July 22, 2004, in Québec, and on July 29, 2004 in Ontario.

To the Corporation's knowledge, no proposed director is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

In addition, to the knowledge of the Corporation, no proposed director has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the directors, executive officers or Shareholders.

Furthermore, to the knowledge of the Corporation, no proposed director has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITORS

The persons named in the enclosed form of proxy intend to vote FOR the appointment of Davidson & Company LLP (“Davidson”) as auditors of the Corporation to hold office until the next annual meeting.

Unless the form of proxy states otherwise, or if the right to vote is not exercised for the appointment of the auditors, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Davidson as auditors of the Corporation and to authorize the directors to fix their remuneration.

AMENDMENT OF THE CORPORATION’S ARTICLES OF INCORPORATION TO CHANGE REGISTERED OFFICE

At the Meeting, the Shareholders will be asked to pass a special resolution (the “Registered Office Resolution”) to amend the Corporation's articles of incorporation to change the province or territory in Canada where the registered office of the Corporation is to be situated from British Columbia to Québec. The Canada Business Corporations Act (“CBCA”) provides that, in order to be adopted, the Registered Office Resolution must be approved by not less than two-thirds of the votes cast at the Meeting by the Shareholders in person or by proxy.

The form of the Registered Office Resolution to approve the amendment to the Corporation's articles to be considered by the Shareholders at the Meeting is as follows:

“BE IT RESOLVED, as a special resolution, that:

1.

The articles of the Corporation be amended to change the province or territory in Canada where the registered office is to be situated from British Columbia to Québec;

2.

Any director or officer of the Corporation be and is hereby authorized and directed to do all such further acts and things and to take all such further steps and to execute and deliver or sign and file (as the case may be) for and on behalf of the Corporation, such additional instruments, agreements, notices, certificates and other documents as such director or officer may consider necessary or advisable in connection with or for the purpose of giving effect to the foregoing resolution; and

3.

The board of directors of the Corporation is hereby authorized to revoke this resolution without formal approval of the shareholders of the Corporation at any time before such resolution is acted upon.”

The amendment to the articles of the Corporation requires Shareholders’ approval by way of a special resolution which must be passed by not less than two-thirds of the votes cast by Shareholders present in person or by proxy at the Meeting who vote in respect of the Registered Office Resolution. The Board recommends that Shareholders vote FOR the approval of the Registered Office Resolution. The persons named in the enclosed form of proxy intend to vote FOR the Registered Office Resolution, unless otherwise instructed on a properly executed and validly deposited proxy.

OTHER BUSINESS

Management of the Corporation has no knowledge, as at the date hereof, of any business other than that mentioned in the Notice of Meeting, to be presented for action by the Corporation at the Meeting. However, the enclosed form of proxy solicited hereunder confers upon the proxy holder the discretionary right to exercise the powers conferred thereunder upon any other matters and proposals that may properly come before the Meeting, or any adjournment or adjournments thereof.

DIRECTORS COMPENSATION

Retainer and Attendance Fees

The Board approved the Compensation Committee’s recommendation that non-executive Directors of the Corporation receive an annual retainer fee in the amount of $18,000 to be paid in quarterly instalments starting December 15, 2010. Until such date, the Corporation had no arrangements, standard or otherwise pursuant to which directors were paid retainers by the Corporation except per diem fees paid to directors for attendance in person at meetings.

The Board further approved the Compensation Committee’s recommendation that individuals participating in leadership positions receive an additional annual retainer to compensate them for the additional time associated with these roles and that the amount of the additional retainers be set as follows starting December 15, 2010:

a.

Lead Director

$15,000

b.

Chair-Audit Committee

$12,000

c.

Chair-Compensation Committee

$5,000

d.

Chair-Governance and Nominating Committee

$5,000

Finally, members participating in either Board or Committee meetings are entitled to participation or attendance fees in the amount of $1,000 per meeting or, if the Corporation requires an individual’s presence in person for a specific meeting and that plane travel is required by the individual to attend the meeting, that the attendance fee be increased by $1,500.

The following table provides all amounts of compensation paid or granted to the Corporation’s directors other than Named Executive Officers (as hereinafter defined) during the financial year ended June 30, 2011.

Name(1)	Fees Earned ($)	Share- Based Awards ($)	Option- Based Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Nick Segounis	15,950	-	824,225	-	-	-	840,175
Fred Archibald	16,450	-	-	-	-	105,784(3)	122,234
Philip Nolan	23,808	-	374,167	-	-	-	397,975
Peter Gundy	17,508	-	1,061,904	-	-	-	1,079,412
Ross Glanville	31,391	-	530,952	-	-	-	562,343

Notes:

(1)

Mr. Harry Miller, President and Chief Executive Officer of the Corporation, for the financial year ended June 30, 2011, compensation is disclosed in the Summary Compensation Table and elsewhere in this Circular.

(2)

Based on the grant date fair value of stock options under the Stock Option Plan. Specifically a Black-Scholes option pricing model was used with the following weighted average assumptions during the year: risk free interest of 1.55%, expected average life of 2.44 years, expected volatility of 93.31% and expected dividend yield of 0%.

(3)

Geological fees paid to Mr. Archibald for exploration activities on the Corporation’s properties.

Directors Outstanding Share-based Awards and Option-Based Awards at the End of the Fiscal Year

The table below sets forth, for each director other than Named Executive Officers (as hereinafter defined), information regarding option-based awards outstanding as at June 30, 2011.

	Option-based awards				Share-based awards(2)
	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the- money options(3)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested
Name(1)	(#)	($)		($)	(#)	($)
Nick Segounis	100,000	2.50	06/20/2016	3,000
	100,000	5.35	01/22/2013	-	-	-
	300,000	4.15	09/13/2012	-
Fred Archibald	300,000	2.30	09/08/2011(4)	69,000	-	-
	200,000	5.35	01/22/2013	-
Philip Nolan	200,000 350,000	2.50 5.35	06/20/2016 01/22/2013	6,000 -	-	-
Ross Glanville	400,000 250,000	5.80 4.15	01/27/2013 09/13/2012	- -	-	-
Peter Gundy	500,000	4.15	09/13/2012	-	-	-

Notes:

(1)

Mr. Harry Miller, President and Chief Executive Officer of the Corporation, compensation is disclosed in the Summary Compensation Table and elsewhere in this Circular.

(2)

The Corporation has no share-based awards.

(3)

Closing price of the Common Shares of the Corporation on the TSX Venture Exchange as of June 30, 2011 was $2.53.

(4)

In accordance with the terms of the Stock Option Plan, the expiry date for these options has been extended until the 10th business day following the revocation of the Corporation’s current cease trade order.

Directors Incentive Plans Awards – Value Vested or Earned during the Year

The following table discloses, for each director other than Named Executive Officers (as hereinafter defined), the aggregate dollar value that would have been realized if the options under the option-based awards had been exercised on the vesting date.

Name(1)	Option-based awards – Value vested during the year (2) ($)	Share-based awards – Value vested during the year(3) ($)	Non-equity incentive plan compensation – Value vested or earned during the year(4) ($)
Nick Segounis	71,250	-	-
Fred Archibald	-	-	-
Philip Nolan	-	-	-
Peter Gundy	118,750	-	-
Ross Glanville	59,375	-	-

Notes:

(1)

Mr. Harry Miller, President and Chief Executive Officer, compensation is disclosed in the Summary Compensation Table and elsewhere in this Circular.

(2)

Only one fourth (1/4) of the options granted to the directors vested upon grant and another one fourth (1/4) of the options every three months thereafter.

(3)

The Corporation made no share-based awards during the year ended June 30, 2011.

(4)

The Corporation does not offer any compensation to the directors under a non-equity incentive plan.

EXECUTIVE COMPENSATION

The following table sets forth, to the extent required by applicable securities legislation, all annual and long-term compensation for services in all capacities to the Corporation for the three most recent completed fiscal years in respect of the Chief Executive Officer and Chief Financial Officer (the “Named Executives Officers”). The Corporation has no other executive officers.

SUMMARY COMPENSATION TABLE

					Non-Equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary ($)	Share-Based Awards ($)	Option-Based Awards (1) ($)	Annual Incentive Plan	Long- Term Incentive Plan	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Harry Miller(2)	2011	--	--	1,061,904	--	--	--	270,080(3)(5)	1,331,984
President and	2010	--	--	1,932,690	--	--	--	168,000(3)	2,100,690
Chief Executive Officer	2009	--	--	--	--	--		108,000(3)	108,000
Ian Beardmore	2011	--	--	--	--	--	--	114,635(4)	114,635
Chief Financial	2010	--	--	252,090	--	--	--	82,171(4)	334,261
Officer	2009	--	--	--	--	--	--	46,619(4)	46,619

Notes:

(1)

Based on the grant date fair value of stock options under the Stock Option Plan. Specifically a Black-Scholes option pricing model was used with the following assumptions determined on the date of grant: risk free interest of 1.45%, expected average life of 2 years, expected volatility of 92.74% and expected dividend yield of 0%.

(2)

Mr. Miller will resign from his office of President and Chief Executive Officer and Director of the Corporation as of November 6, 2011 and will hold the office of Secretary and Senior Advisor thereafter.

(3)

These amounts were paid to Mr. Miller as management fees pursuant to a management agreement between Mr. Miller and the Corporation dated January 1, 2009, as amended on October 1, 2009 and February 10, 2011.

(4)

These amounts were paid to Mr. Beardmore as consulting fees.

(5)

A portion of this amount represents a bonus paid to Mr. Miller in 2011 for exceptional services rendered for the fiscal year 2010.

Outstanding Share-based Awards and Option-based Awards at the End of the Fiscal Year

The table below sets forth a summary of all awards outstanding at the end of the financial year ended June 30, 2011.

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-Based Awards that have not Vested ($)
Harry Miller(2) President and Chief Executive Officer	500,000 575,000	4.15 5.35	09/13/2012 01/22/2013	- -	-	-
Ian Beardmore Chief Financial Officer	75,000	5.35	01/22/2013	-	-	-

Notes:

(1)

Closing price of the Common Shares of the Corporation on the TSX Venture Exchange as of June 30, 2011 was $2.53.

(2)

Mr. Miller will resign from his office of President and Chief Executive Officer and director of the Corporation as of November 6, 2011 and will hold the office of Secretary and Senior Advisor thereafter.

Incentive Plan Awards – value Vested or Earned during the Year

The following table discloses the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date and the aggregate value realized upon vesting of share-based awards.

Name	Option-Based Awards – Value Vested during the Year (1) ($)	Share-Based Awards – Value Vested during the year ($)	Non-Equity Incentive Plan Compensation – Value earned during the Year ($)
Harry Miller President and Chief Executive Officer	118,750	-	30,000(2)
Ian Beardmore Chief Financial Officer	-	-	-

Note:

(1)

Only one fourth (1 /4) of the options granted to the Named Executives Officers in fiscal year 2011 vested upon grant and another one fourth (1 /4) every three months thereafter.

(2)

A portion of this amount represents a bonus paid to Mr. Miller in 2011 for exceptional services rendered for the fiscal year 2010.

PENSION PLAN BENEFITS

The Corporation has not adopted any retirement plan, pension plan or deferred compensation plan.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The offices of Mr. Miller as President and Chief Executive Officer of the Corporation will be terminated on November 6, 2011. On such date, Mr. Miller will also resign from his office of director of the Corporation.

Pursuant to a new agreement (the “Senior Advisor Agreement”) effective as of November 7, 2011, Mr. Miller will continue to act on behalf of the Corporation as Secretary and Senior Advisor. Mr. Miller will earn an annual retainer of $10,000 per month for a term expiring on December 31, 2013 - however, he will continue to earn his current remuneration rate of $20,833.33 per month until December 31, 2011. Considering the continuity of services of Mr. Miller with the Corporation, no termination benefits have been paid to him following this change of position. The Corporation may terminate the Senior Advisor Agreement at any time without cause upon written notice to Mr. Miller by paying the portion of the annual retainer then accrued and an amount equal to the annual retainer that would have otherwise been payable to Mr. Miller for the duration of the Senior Advisor Agreement. In the event of a change of control of the Corporation, Mr. Miller will be entitled to terminate the Senior Advisor Agreement upon written notice to the Corporation. Following such occurrence, Mr. Miller shall be entitled to the payment of an amount equal to the amount, if any, of any reimbursable expenses then accrued in addition to an amount of $500,000.

Effective November 7, 2011, Michel Bouchard will be appointed President and Chief Executive Officer of the Corporation, as such, the Corporation has entered into an employment agreement with him providing for an annual base salary of $300,000 for a term expiring on November 6, 2013. Pursuant to Mr. Bouchard’s employment agreement, should Mr. Bouchard’s office be terminated for cause, the Corporation shall have the obligation to pay accrued but unpaid salary and reimburse any other accrued but unpaid amounts due under Mr. Bouchard’s employment agreement as of the date of termination. In the event Mr. Bouchard’s office is terminated by the Corporation without cause or by Mr. Bouchard for a good reason, the Corporation shall have the obligation to pay the amount still owing under the term of the employment agreement if the termination occurs in the first twelve months of the employment agreement or by paying twelve months base salary if the termination occurs thereafter. Should Mr. Bouchard’s office be terminated as a result of a change of control, he shall be entitled to two years' annual base salary plus any amount owed as vacation.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation, Philosophy and Objectives

The Compensation Committee, on behalf of the Board of Directors, monitors compensation for the executive officers of the Corporation. Messrs. Philip Nolan, Nick Segounis and Ross Glanville were members of the Compensation Committee during the year ended June 30, 2011.

The Corporation’s executive compensation program is supervised by the Compensation Committee of the Board of Directors. The Compensation Committee is responsible for reviewing the position description and performance goals and objectives relevant to the compensation of the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) and for evaluating the performance of both the CEO and CFO in light of these goals and objectives. The Compensation Committee recommends to the Board the compensation for the CEO and CFO based on such evaluation. The Compensation Committee is also responsible for making recommendations to the Board with respect to the compensation of all executive officers, including incentive compensation plans, the terms of any employment agreement, severance and change of control arrangements and any special or supplemental benefits. The Compensation Committee has, as part of its mandate, responsibility for reviewing recommendations from management, for subsequent approval by the Board of Directors, with respect to the appointment and remuneration of the Corporation’s executive officers. The Compensation Committee monitors the performance of the Corporation’s executive officers and is responsible for reviewing the design and competitiveness of the Corporation’s executive compensation plans.

The general objectives of the Corporation’s executive compensation program are to (a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long term shareholder value; (b) align management’s interests with the long term interest of shareholders; (c) provide a compensation package that is commensurate with other mining exploration companies to enable the Corporation to attract and retain talent; and (d) to ensure that the total compensation package is designed in a manner that takes into account the constraints that the Corporation is under by virtue of the fact that it is a junior mining exploration Corporation without a history of earnings.

Benchmarking

The Corporation used a formal approach to benchmarking for base salaries and cash bonus awards for the executive officers during the year ended June 30, 2011, in contrast to a more informal practice in previous years, by retaining the services of Roger Gurr & Associates, a Vancouver based executive compensation consulting firm.

Annual compensation for each of the executive officers was benchmarked against a survey of salaries available from public information circulars for comparable positions with broadly similar companies in the exploration and development stage of the mining industry (the “Comparator Group”). Companies in the Comparator Group were selected using a number of factors, including: market capitalization ranging from $100 to $500 million, preliminary focus upon precious metals, especially gold and activities primarily in the North America, including northern Canada. Companies included in the Comparator Group were: Alexco Resource Corp., Avalon Rare Metals Inc., Claude Resources Inc., Nevada Copper Corp., PolyMet Mining Corp., Queenston Mining Inc., Revett Minerals Inc., Richmont Mines Inc., Scorpio Mining Corp., Shore Gold Inc., St Andrew Goldfields Ltd., Stornoway Diamond Corp., US Silver Corp., Victoria Gold Corp. and Virginia Mines Inc.

Analysis of Elements

Certain of the Named Executive Officers have been paid management fees. Please refer to the “Summary Compensation Table” above.

The Corporation’s executive compensation program is comprised of three elements: (i) base amount payable as a management fee; (ii) cash bonuses and (iii) long-term equity incentives (share ownership opportunities through a stock option plan). The compensation program also includes the potential for discretionary awards, termination and change in control provisions as well as limited perquisites (including parking and club membership fees for certain executives and health and insurance benefits to executive officers and full-time employees). The Corporation does not provide a pension plan or similar benefits to its executive officers. The Corporation maintains an insurance policy for its directors and officers against liability incurred by them while performing their duties, subject to certain limitations. As an executive officer’s level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) as the mix of total compensation shifts towards a greater emphasis on bonus and stock options, thereby increasing the mutual interest between executive officers and shareholders.

The terms and conditions of the Corporation’s stock option grants, including vesting provisions and exercise prices, are governed by the terms of the Stock Option Plan.

Base Amounts

Base amounts are set at levels which are generally close to or slightly below the median base salary of the Comparator Group (see “Benchmarking” above). For the Corporation to compete for and retain executives critical to the Corporation’s long term success, base amounts must be set at levels that are competitive within the mining industry. Base amounts are a fixed element of compensation for each executive officer for the performance of the executive officer’s specific responsibilities. Several factors are considered when setting the base amount for each executive officer, including: the level of responsibility related to each position; the importance of the position to the Corporation; comparable base salaries for equivalent roles with the Comparator Group; the individual executive officer’s experience and his or her overall performance.

Cash Bonuses

The granting of cash bonuses is reviewed annually and awards are made at the discretion of the Compensation Committee, which exercises its judgment in making recommendations to that effect to the Board of Directors. Nevertheless, each year, the Compensation Committee considers several individual and corporate performance criteria in determining whether to allocate an annual cash bonus as well as the amount to be granted, if any. The objective of the cash bonus is to reward an executive officer for individual and/or corporate performance, within the context of predetermined performance objectives, which can include both qualitative and quantitative objectives. The Corporation’s board of directors reviews and approves recommendations for executive cash bonuses from the Compensation Committee.

In 2011, Mr. Miller was awarded a $30,000 bonus for leading the Corporation to signing a rich joint venture agreement with Osisko Mining Corporation as well as for successfully fending off a dissent proxy circular initiative that, in the opinion of the Board, would have been detrimental for all the Corporation's shareholders other than the one initiating the said initiative.

Option-Base Awards

The Corporation has no long term incentive plans other than the Stock Option Plan. The Corporation’s directors, officers, consultants and employees (collectively, the “Optionees”) are entitled to participate in the Stock Option Plan. The Stock Option Plan is designed to encourage share ownership and entrepreneurship on the part of the senior management and other employees. The Board believes that the Stock Option Plan aligns the interests of the Named Executive Officer and the Board with shareholders by linking a component of executive compensation to the longer term performance of the Corporation’s common shares. Options are granted by the Board of Directors. In monitoring or adjusting the option allotments, the Board takes into accounts its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value, previous option grants and the objectives set for the Name Executive Officers and the Board.

In addition to determining the number of options to be granted pursuant to the methodology outlined above, the Board also makes the following determinations:

•

parties who are entitled to participate in the Stock Option Plan;

•

the exercise price for each stock option granted, subject to the provision that the exercise price cannot be lower than the prescribed discount permitted by the TSX Venture Exchange (“TSX-V”) from the market price on the date of grant;

•

the date on which each option is granted;

•

the vesting period, if any, for each stock option;

•

the other material terms and conditions of each stock option grant; and

•

any re-pricing or amendment to a stock option grant.

The Board makes these determinations subject to and in accordance with the provisions of the Stock Option Plan. The Board of Directors reviews and approves grants of options on an annual basis and periodically during a financial year. The principal terms and conditions of the Stock Option Plan are as follows:

The maximum number of Common Shares which may be issuable pursuant to options granted under the Stock Option Plan shall be 6,606,008 Common Shares or such additional amount as may be approved from time to time by the Shareholders. The number of Common Shares which may be issuable under the Stock Option Plan and all of the Corporation's other previously established or proposed share compensation arrangements, within a one-year period:

•

to any one Optionee, shall not exceed 5% of the total number of issued and outstanding Shares on the Grant Date on a non-diluted basis;

•

to any one consultant shall not exceed 2% in the aggregate of the total number of issued and outstanding Common Shares on the grant date on a non-diluted basis; and

•

to all eligible persons who undertake investor relations activities shall not exceed 2% in the aggregate of the total number of issued and outstanding Common Shares on the grant date on a non-diluted basis.

The Corporation shall obtain disinterested shareholder approval of the grant of stock options to insiders if the Stock Option Plan, together with all of the Corporation's previously established outstanding stock option plans or grants, could result at any time in:

•

the grant to Insiders, within a 12 month period, of a number of options exceeding 10% of the issued Common Shares of the Corporation; or

•

the number of Common Shares reserved for issuance under stock options granted to Insiders exceeding 10% of the issued Common Shares of the Corporation.

If the Optionee ceases to be an eligible person, due to his or her death or disability or, in the case of an Optionee that is a company, the death or disability of the person who provides management or consulting services to such company, the option vested and then held by the Optionee shall be exercisable to acquire Common Shares at any time up to but not after the earlier of: (i) 365 days after the date of death or disability; and (ii) the expiry date;

If the Optionee ceases to be an eligible person as a result of "termination for cause" of such Optionee by the Corporation or its subsidiary, as that term is interpreted by the courts of the jurisdiction in which the Optionee is employed or engaged, any outstanding option held by such Optionee on the date of such termination, whether in respect of options that are vested or not, shall be cancelled as of that date; and

If the Optionee ceases to be an eligible person due to his or her retirement at the request of his or her employer earlier than the normal retirement date, or due to his or her voluntary resignation, or to his or her termination by the Corporation or its subsidiary other than for cause, any outstanding option vested and then held by such Optionee shall be exercisable to acquire Common Shares at any time up to but not after the earlier of: (i) the expiry date; and (ii) the date that is 90 days (or 30 days if the Optionee was engaged in investor relations activities) after the Optionee ceases to be an eligible person.

Equity Compensation Plan Information(1)

	Number of Common Shares to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Common Shares Remaining Available for Future Issuance Under the Equity Compensation Plans
Plan Category	(#)	($)	(#)

Equity Compensation Plans of the Corporation approved by the shareholders	4,285,000	4.59	435,008

Equity Compensation Plans of the Corporation not approved by the shareholders	N/A	N/A	N/A
Total:	4,285,000	N/A	435,008

(1)

As at October 26, 2011, 4,285,000 Common Shares were issuable upon the exercise of outstanding options representing 12.02% of the issued and outstanding Common Shares. Such options were exercisable at exercise prices ranging from $2.30 to $5.80 per share and were due to expire up to June 20, 2016.

AUDIT COMMITTEE

The Corporation’s Audit Committee has various responsibilities as set forth in National Instrument 52-110 – Audit Committees (“NI 52-110”) made under securities legislation, among such responsibilities being a requirement that the Audit Committee establish a written charter that sets out its mandate and responsibilities. The Corporation has adopted an Audit Committee Charter, the text of which is attached to this Circular as Schedule “A”.

Composition of the Audit Committee

The following are the current members of the Audit Committee:

Ross Glanville	Not Independent (1)	Financially literate (1)
Philip Nolan	Not Independent (1)	Financially literate (1)
Peter Gundy	Independent (1)	Financially literate (1)

(1)

As defined by NI 52-110. Messrs. Glanville and Nolan are not independent when sitting on the Audit Committee as Mr. Glanville is Chairman of the Board and as Mr. Nolan is a partner in a law firm which has accepted advisory fees from the Corporation. However, both Messrs. Glanville and Nolan are independent when sitting on the Board of Directors of the Corporation.

Relevant Education and Experience

The educational background or experience of the following Audit Committee members has enabled each to perform his responsibilities as an Audit Committee member and has provided the member with an understanding of the accounting principles used by the Corporation to prepare its financial statements, the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves as well as experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issued that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more individuals engaged in such activities and an understanding of internal controls and procedures for financial reporting:

Mr. Glanville has over thirty-five years of resource-related experience in many countries, and has been involved in the exploration, financing, development, and operation of a number of mines. Mr. Glanville was formerly President of Giant Bay Resources Ltd. and Vice President of Wright Engineers Ltd. (since acquired by Fluor Corp.), and has been a Director of a number of exploration, development, and mining companies.

He is currently a Director of Starfield Resources Inc. (a TSX listed company), as well as Archon Minerals Limited and Silver Crest Mines Inc. (both TSX-V listed companies). Mr. Glanville graduated from the University of British Columbia in 1970 with a Bachelor of Applied Science Degree (Mining Engineering) and became a member of the Association of Professional Engineers of British Columbia in 1972 (P.Eng.). In 1974, Mr. Glanville obtained a Master of Business Administration Degree (MBA), specializing in finance and securities analysis; and in 1980 he became a member of the Certified General Accountants of B.C. (CGA). Since 1985, Mr. Glanville has specialized in valuations, fairness opinions, and litigation support related to the mining and exploration industry.

Mr. Gundy has been Chairman of Neo Material Technologies Inc. a TSX listed mineral Technologies company; he has been the company’s founder as well as President and Chief Executive Officer from 1992 to 2006. He resigned as Chairman in 2008. From start-up in 1992, Neo Material Technologies became the largest global producer in its sector. He is currently Director of Verde Potash PLC (a TSX-V company). Mr. Gundy graduated from the London School of Economics with a Masters of Science in Economics degree, from McGill University with a Bachelor of Civil Law degree, and from the University of Western Ontario with a Bachelor of Arts degree. Mr. Gundy was also awarded certification as a director by the Institute of Corporate Directors. He is currently a director and co-owner of Veritprop Ltd. in Toronto.

Philip Nolan holds a B.A. in administrative and commercial studies and a law degree. As a tax lawyer, he is called upon to work with corporations to analyze their financial statements. He is conversant with financial statements and financial matters. He is currently a Director of Imaflex Inc. (a TSX-V company) and is also a member of that company’s audit committee.

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Corporation’s external auditors in each of the last two financial years for audit fees (not including H.S.T.) are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees(2)	All Other Fees
June 30, 2011	$80,000(1)	Nil	$22,550	Nil
June 30, 2010	$78,600	Nil	$22,500	Nil

(1)

Estimated Fees

(2)

Services rendered for the filing of the Corporation’s tax returns.

Exemption

The Corporation is relying on the exemption from full compliance with NI 52-110 granted for venture issuers under Part 6 of NI 52-110 since two of the Audit Committee’s members are not independent within the meaning of 52-110. Ross Glanville is not considered independent under the application of NI 52-110 because he is the Chairman of the Board of Directors of the Corporation and Philip Nolan is not considered independent under the application of NI 52-110 because the law firm in which he is a partner has accepted advisory fees from the Corporation. However, under the securities legislation, Mr. Nolan and Mr. Glanville are considered independent directors when they are sitting on the Board of Directors of the Corporation.

CORPORATE GOVERNANCE DISCLOSURE

The Board of Directors believes that good corporate governance is essential and has therefore adopted a code of ethics for all employees, officers and directors of the Corporation. The Corporation intends to comply as much as possible with the guidelines adopted by the Canadian Securities Administrators and with the standards of other regulatory bodies. The statement of the Corporation’s corporate governance practices is set out in Schedule “B” to this Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The Corporation is not aware that any of its directors, officers, nominees for election as directors, other insiders of the Corporation or any persons associated with or otherwise related to any of the foregoing has had an interest in any material transaction carried out since the beginning of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or is likely to materially affect the Corporation or any of its subsidiaries.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the Corporation’s directors and executive officers or former directors and executive officers is indebted to the Corporation.

PROPOSALS BY SHAREHOLDERS

Pursuant to the provisions of the CBCA, resolutions intended to be presented by Shareholders for action at the next annual meeting must comply with the provisions of the CBCA and be deposited at the Corporation's head office no later than one year less 90 days after the date of this document in order to be included in the management proxy circular and form of proxy relating to such meeting.

APPROVAL

The Board of Directors of the Corporation has approved the contents of the Management Proxy Circular and its sending to the Shareholders.

Dated this 4th day of November 2011.

CLIFTON STAR RESOURCES INC.

Per:

(s) Ross Glanville

Ross Glanville

Chairman of the Board of Directors

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

Purpose

The purpose of the Audit Committee (the “Committee”) is to act as the representative of the Board of Directors (the “Board”) in carrying out its oversight responsibilities relating to:

·

the audit process;

·

the financial accounting and reporting process to shareholders and regulatory bodies; and

·

the system of internal financial controls.

Composition

The Committee shall consist of at least three Directors, all of whom shall if possible satisfy the applicable independence and experience requirements of the laws governing the Company, the stock exchanges on which the Company’s securities are listed and the applicable securities regulatory authorities. The Committee must be appointed annually by the Board immediately following the Annual General Meeting (“AGM”) of the Company. The members of the Committee may appoint a Chair by majority vote of the full membership of the Committee. The Committee Chair must be appointed annually following the AGM of the Company. There is no limit to the number of terms, consecutive or otherwise, a Chair may serve. Each member of the Committee shall be financially literate, meaning that he or she has the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles. One member of the Committee must have accounting and financial expertise, meaning that he or she possesses financial or accounting credentials or has experience in finance or accounting.

Authority

The Committee shall have the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties. The Committee shall have appropriate funding, as determined by the Committee, in its capacity as a committee of the Board, for payment of compensation to the registered public accounting firm employed by the issuer for the purpose of rendering or issuing an audit report and to any advisers employed by the Committee.

Meetings and Reporting

The Committee is required to meet a minimum of four times annually, and as many additional times as necessary to carry out its duties effectively. The Committee may, on occasion, hold a meeting by conference call. The Committee may invite such officers, directors, and employees of the Company as it may see fit from time to time, to attend meetings of the Committee and assist thereat in the discussion and consideration of any matter.

The Committee is required to meet in camera at each Committee meeting without the presence of management. The Committee is required to meet in camera with the external auditor at each annual meeting without the presence of management.

A quorum for the transaction of business at any meeting of the Committee shall be the presence in person or by telephone or other communication equipment, of a majority of the number of members of the Committee or such greater number as the Committee shall by resolution determine. If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour and place on the next business day following the date of such meeting. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour and place on the second business day following the date of such meeting. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present in person or by telephone. If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as there is a quorum of the remaining members.

All decisions of the Committee will require the vote of a majority of its members present at a meeting at which a quorum is present. Actions of the Committee may be taken by an instrument or instruments in writing signed by all members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. Such instruments in writing may be signed in counterparts and by facsimile, each of which shall be deemed to be an original, and all originals together shall be deemed to be one and the same instrument.

The Committee is required to produce draft minutes for each of its meetings within 15 business days following each meeting. Minutes (with appropriate amendments, as agreed to by those in attendance) must be adopted and approved by resolution at the subsequent scheduled Committee meeting. The Committee may appoint a non-Committee member as Recording Secretary at Committee meetings. Any resolutions passed during in camera sessions must be recorded. The Chair, Chief Financial Officer and Recording Secretary are responsible for signing off Committee meeting minutes.

Duties

The Committee’s duty is to monitor and oversee the operations of Management and the external auditor. Management is responsible for establishing and following the internal controls and financial reporting processes, and for compliance with applicable laws and policies. The external auditor is responsible for performing an independent audit of the Company’s financial statements in accordance with generally accepted auditing standards, and for issuing its report on the statements. The external auditor is also responsible for testing and reporting on the Company’s internal control procedures and processes.

The Committee should review and evaluate this charter and put forth any amendments or revisions to the Audit Committee regarding this charter on an annual basis.

In order to honor the spirit and intent of applicable law as it evolves, the Corporate Secretary will recommend amendments to this charter, as necessary, to the Committee, and those amendments, along with any additional changes, where appropriate and necessary, will be recommended by the Committee to the Board for final approval and adoption.

To fulfill its responsibilities and duties, the Committee shall:

·

Management Oversight

o

Review and evaluate the Company’s processes for identifying, analyzing and managing financial risks that may prevent the Company from achieving its objectives.

o

Review and evaluate the Company’s internal controls, as established by Management.

o

Review and evaluate the status and adequacy of internal information systems and security.

o

Meet with the external auditor at least once a year in the absence of Management.

o

Request the external auditor’s assessment of the Company’s financial and accounting personnel.

o

Review and evaluate the adequacy of the Company’s procedures and practices relating to currency exchange rates.

o

Review and evaluate the Company’s banking arrangements.

·

External Auditor Oversight

o

Review and evaluate the external auditor’s process for identifying and responding to key audit and internal control risks.

o

Review the scope and approach of the annual audit.

o

Inform the external auditor of the Committee’s expectations.

o

Recommend the appointment of the external auditor to the Board.

o

Meet with Management at least once a year in the absence of the external auditor.

o

Review the independence of the external auditor on an annual basis.

o

Review with the external auditor both the acceptability and the quality of the Company’ accounting principles.

o

Confirm with the external auditor that the external auditor is ultimately accountable to the Board of Directors and the Committee, as representatives of the shareholders.

·

Financial Statement Oversight

o

Review the quarterly reports with both Management and the external auditor.

o

Discuss with the external auditor the quality and the acceptability of the generally accepted accounting principles applied by Management.

o

Review and discuss with management the annual audited financial statements.

o

Recommend to the Board whether the annual audited financial statements should be accepted, filed with the securities regulatory bodies and publicly disclosed.

·

Related Party Transactions

o Review for approval all related party transactions.

SCHEDULE "B"

CORPORATE GOVERNANCE

The Board of Directors has carefully reviewed the corporate governance guidelines of Policy Statement 58- 201 to Corporate Governance Guidelines. National Instrument 58-101 respecting Disclosure of Corporate Governance Practices of the Canadian securities administrators requires the Corporation to annually disclose certain information regarding its corporate governance practices. Those practices are as follows.

Board of Directors

The Board delegates to management the responsibility for the development of the Corporation’s strategies and holds itself responsible for the approval of the strategies finally adopted. In addition to those matters which must by law be approved by the Board, management is required to seek Board approval for significant Corporation acquisitions, divestitures and capital expenditures. Other matters of strategic importance to the Corporation or which impact significantly on the operations of the Corporation are brought to the Board’s attention for its input, consideration and approval.

The Board oversees the identification of the principal risks of the Corporation's business and the implementation by management of appropriate systems to manage such risks. The Board reviews from time to time organizational matters such as succession planning.

The following current directors are "independent" pursuant to National Instrument 58-101 respecting Disclosure of Corporate Governance Practices of the Canadian securities administrators in that they are free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with the best interests of the Corporation, other than interests and relationships arising from shareholding: Nick Segounis, Peter Gundy, Ross Glanville and Philip Nolan. Mr. Segounis will cease acting as a director of the Corporation further to the Meeting as he did not seek his re-election as director of the Corporation and, accordingly, was not included in the list of nominees. Harry Miller will resign from his office of director, President and Chief Executive Officer of the Corporation effective November 7, 2011 and will continue to act on behalf of the Corporation as Secretary and Senior Advisor thereafter. Mr. Miller is not an independent director as he is also acting as President and Chief Executive Officer of the Corporation. Michel Bouchard will be appointed director, President and Chief Executive Officer of the Corporation effective on November 7, 2011 in order to fill the vacancy resulting from Mr. Miller’s resignation. Mr. Bouchard will not be an independent director as he will also be acting as President and Chief Executive Officer of the Corporation.

The following directors are not considered independent pursuant to NI 52-110 when they are acting as member of the Audit Committee for the reasons listed after their names: Ross Glanville (Chairman of the Board) and Philip Nolan (the law firm in which he is a partner accepts advisory fees).

The size of the Corporation is such that all the Corporation’s operations are conducted by a small management team which is also represented on the Board. The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing and supervising the operations of the Corporation and have regular and full access to management. The independent directors are however able to meet at any time without any members of management including the non-independent director being present. The independent directors discharge their responsibilities for independent oversight of management by meeting, as it may be required, without any non-independent director.

Directorships

The following directors of the Corporation are presently directors of other reporting issuers, as follows:

Director	Reporting Issuers
Nick Segounis	Kaplani Holdings Ltd. Vanity Capital Inc.
Philip Nolan	Imaflex Inc.
Peter Gundy	Verde Potash PLC Riverstone Resources Inc.
Ross Glanville	Starfield Resources Inc. Archon Minerals Limited SilverCrest Mines Inc.

Orientation and Continuing Education

The Board of Directors of the Corporation takes the following steps to ensure that all new directors receive orientation regarding the role of the Board, its committees and its directors, and the nature and operation of the Corporation.

Reports and other documentation relating to the Corporation's business and affairs are made available and provided to new directors at their request.

Orientation and education of directors is an ongoing matter. As such, ongoing informal discussions between management and members of the Board as well as with auditors and technical consultants are encouraged and visits to the Corporation’s operations are organized.

Ethical Business Conduct

The Corporation is committed to promote the highest standard of ethic and integrity in the pursuance of all of its activities.

Furthermore, the directors, officers and employees of the Corporation are expected to act and to hold their office within the best interests of the Corporation. The Corporation expects that all directors shall act in compliance of all laws and regulations applicable to their office as director of the Corporation.

In the event any transactions or agreements occur in respect of which a director or executive officer has a material interest, the matter must be initially reviewed by the Audit Committee and is then submitted to the Board of Directors. The Board may implement any measures that it finds necessary in order to ensure the exercise of independent judgment. In the event a director has a material interest in any transaction or agreement, such director will abstain from voting in that regard.

Nomination of Directors

The Chairman of the Board and President of the Corporation seeks qualified candidates to be considered for nomination as directors. Proposed nominations are subject to review and approval by the Board.

Any new appointees or nominees to the Board of Directors must have a favourable track record in general business management, special expertise in areas of strategic interest to the Corporation, the ability to devote the time required and a willingness to serve as a director.

Compensation

The Compensation Committee evaluates the adequacy of compensation of the directors and executive officers. After sufficient review and analysis, the Compensation Committee recommends the remuneration of the directors and executive officers to the Board for approval.

Other Board Committees

The Board has no standing committee other than the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee is responsible for: (i) identifying individuals qualified to become Board members, consistent with criteria established by the Board; (ii) recommending that the Board select Director nominees for the next annual meeting of shareholders; (iii) developing and recommending to the Board a set of corporate governance principles applicable to the CFO; and (iv) overseeing the evaluation of the Board and senior management.

Assessments

The Board of Directors of the Corporation has not established any formal procedures for assessing the performance of the Board or its committees and members. Generally, those responsibilities have been carried out on an informal basis by the Board and each committee. The Board also conducts informal surveys of its directors.